Nightfood Holdings, Inc.

13501 South Main Street

Los Angeles, CA 90016

Tel: (866) 291-7778

February 27, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	Nightfood Holdings, Inc.
Registration Statement on Form S-1
File No. 333-293321

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on March 3, 2026, or as soon thereafter as practicable.

Please contact Tomer Magid of Sichenzia Ross Ference Carmel LLP at (646) 693-6586, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Nightfood Holdings, Inc.

By:	/s/ Jimmy Chan
Jimmy Chan
Chief Executive Officer